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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                         Central Vermont Public Service
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    155771108
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  ------------

--------------------------------------------------------------------------------
CUSIP NO. 155771108____________13G                           PAGE _2 of 5__
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Merrill Lynch, Pierce, Fenner & Smith Incorporated

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing
                                                           (a)
                                                           (b)
-------
--------------------------------------------------------------------------------
     3     SEC USE ONLY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     4     CITIZENSHIP OR PLACE OF ORGANIZATION

                          Delaware

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                          5      SOLE VOTING POWER

                                          250
         NUMBER OF
                        --------------------------------------------------------
                        --------------------------------------------------------
    SHARES BENEFICIALLY   6      SHARED VOTING POWER
       OWNED BY EACH
                                None


                        --------------------------------------------------------
                        --------------------------------------------------------
   REPORTING PERSON WITH  7      SOLE DISPOSITIVE POWER

                                          250

                        --------------------------------------------------------
                        --------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER

                                None
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            250


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.0%


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     12    TYPE OF REPORTING PERSON*

           BD, CO

-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G


Item 1 (a)                 Name of Issuer:

                           Central Vermont Public Service (the "Company")

Item 1 (b)                 Address of Issuer's Principal Executive Offices:
                           -----------------------------------------------

                           77 Grove Street
                           Rutland, VT 05701


Item 2 (a)                 Names of Persons Filing:
                           -----------------------

                           Merrill Lynch, Pierce, Fenner & Smith Incorporated

Item 2 (b)                 Address of Principal Business Office, or, if None,
                           Residence:

                           -----------------------------------------------------

                           Merrill Lynch, Pierce, Fenner & Smith Incorporated World Financial Center, North Tower
                           250 Vesey Street
                           New York, New York 10281

Item 2 (c)                 Citizenship:

                           See Item 4 of Cover Pages

Item 2 (d)                 Title of Class of Securities:
                           ----------------------------

                           Common Stock

Item 2 (e)                 CUSIP Number:

                           155771108

Item 3

         Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934.


Item 4            Ownership

                  a) Amount Beneficially Owned:

    See Item 9 of Cover Pages. Pursuant to ss. 240.13d-4, MLPF&S (the "Reporting Person") disclaims beneficial ownership of the securities of the Company referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the securities of Central Vermont Public Service covered by this statement, other than certain securities of the Company held in MLPF&S in proprietary accounts.

                  (b) Percent of Class:

                                    See Item 11 of Cover Pages

                  (c) Number of shares as to which such person has:

                           (i) sole power to vote or to direct the vote:

                                    See Item 5 of Cover Pages

                           (ii) shared power to vote or to direct the vote:

                                    See Item 6 of Cover Pages

                           (iii) sole power to dispose or to direct the disposition of:

                                    See Item 7 of Cover Pages

                           (iv) shared power to dispose or to direct the disposition of:

                                    See Item 8 of Cover Pages

Item 5           Ownership of Five Percent or Less of a Class.
                 --------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / X /

Item 6   Ownership of More than Five Percent on Behalf of Another Person.
         ---------------------------------------------------------------

                  MLPF&S has discretionary investment authority in respect to certain customer accounts holding in the aggregate 250 shares of the common stock of Central Vermont Public Service. Such shares are held on behalf of persons who have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. MLPF&S does not have an interest that relates to more than 5% of the class of securities herein.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the
         -----------------------------------------------------------------------
                           Parent Holding Company.
                           ----------------------

                           See Exhibit A

Item 8                     Identification and Classification of Members of the
                           Group.
                           -----------------------------------------------------


                           Not Applicable

Item 9                     Notice of Dissolution of Group.
                           -------------------------------

                           Not Applicable

Item 10                    Certification.

         By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 25, 1999


                                    Merrill Lynch, Pierce, Fenner &
                                    Smith Incorporated


                                    Andrea Lowenthal
                                    ----------------------
                                    Name:  Andrea Lowenthal
                                    Title: Attorney-in-Fact *





















*Executed pursuant to a Power of Attorney dated November 17, 1995, a copy of which is attached hereto as Exhibit B.

                            Exhibit A to Schedule 13G

                    ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES

         The person filing this report is Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York, which is a wholly-owned direct subsidiary of ML&Co. and a broker-dealer registered pursuant to the Securities Exchange Act of 1934.

                            Exhibit B to Schedule 13G

                                Power of Attorney

          The undersigned, Merrill Lynch, Pierce, Fenner & Smith Incorporated, (the "Corporation") a corporation duly organized under the laws of Delaware, with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281 does hereby make, constitute and appoint Richard B. Alsop, Richard D. Kreuder, Andrea Lowenthal, Gregory T. Russo, or any other individual from time to time elected or appointed as secretary or an assistant secretary of the Corporation, acting severally, each of whose address is Merrill Lynch & Co., Inc., World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281, as its true and lawful attorneys-in-fact, for it and in its name, place and stead (i) to execute on behalf of the Corporation and cause to be filed and/or delivered, as required under Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the regulations thereunder, any number, as appropriate, of original, copies, or electronic filings of the Securities and Exchange Commission Schedule 13D or Schedule 13G Beneficial Ownership Reports (together with any amendments and joint filing agreements under Rule 13d-1(f) (1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security (as defined in Rule 13d-1(d) under the Act) beneficially owned by the undersigned and which must be reported by the undersigned pursuant to
     Section 13(d) of the Act and the regulations thereunder, (ii) and generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in al respects as if the undersigned could do if personally present. This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned. IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 17th day of November 1995.

       MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED


       By:      /s/ David H. Komansky
       Name:   David H. Komansky
       Title:  President and Chief Operating Officer